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                         June 15, 2021

       Douglas Groves
       Chief Financial Officer
       Iteris, Inc
       1700 Carnegie Avenue, Suite 100
       Santa Ana, CA 92705

                                                        Re: Iteris, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 8, 2021
                                                            File No. 333-256898

       Dear Mr. Groves:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jay
Mumford at 202-551-3637 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing